Exhibit 99.132

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES DETAILS OF FIRST QUARTER CONFERENCE CALL
AND ANNUAL AND SPECIAL MEETING

TORONTO, ONTARIO—(Marketwire — April 19, 2010) - Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that it plans to issue its first quarter 2010 results on Wednesday, May 5, 2010 prior to its annual and special meeting of shareholders. The annual and special meeting will commence at 4:30 pm EST on May 5, 2010 and will be held at the St. Andrew’s Club & Conference Centre, located at 150 King Street West, 27th Floor in Toronto. The meeting may also be accessed via a webcast available on the homepage of the Company’s website at www.lsgold.com.

Lake Shore Gold will also host a conference call and webcast on Thursday, May 6, 2010 at 10:00 am EST to discuss the Company’s first quarter 2010 performance. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-2218 or 866-226-1793
Replay number: 416-695-5800 or 800-408-3053
Replay ID: 1014381
Available until: 11:59 pm, May 20, 2010

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is currently carrying out pre-production and development work at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is also performing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
Tony Makuch
President & CEO
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com
Website: www.lsgold.com